

November 6, 2020

John Karatzaferis
President and Chief Executive Officer
Bare Metal Standard, Inc.
3604 S. Banner Street
Boise, ID 83709

>   **Re: Bare Metal Standard, Inc.**
>   **Form 8-K**
>   **Filed October 27, 2020**
>   **File No. 000-55795**

Dear Mr. Karatzaferis:

Our initial review of your registration statement indicates that it fails to comply with the requirements of the Securities Exchange Act of 1934, the rules and regulations thereunder and the requirements of the form. More specifically, it appears that you were a shell company following the September 2020 sale of your assets to your former Chief Executive Officer. Subsequently, you ceased to be a shell company following your transaction with American-Swiss Capital, Inc., in which you appear to have acquired an operating business that engages in the acquisition and development of distressed and undervalued real estate properties. Accordingly, please amend your Form 8-K to include Form 10 information as required by Item 2.01(f) of Form 8-K and the disclosure required by Item 5.06 of Form 8-K. Alternatively, provide us with a detailed analysis of why this disclosure is not required.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Matthew Crispino, Staff Attorney, at (202) 551-3456 or Jan Woo, Legal Branch Chief, at (202) 551-3453 with any questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Andrew Coldicutt